OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD ACQUIRES HIGH-GRADE

WILLOW CREEK PROJECT IN ALASKA

Vancouver, BC, Canada –November 21, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce an agreement with Alaska Hardrock Inc. (AHI) for the Willow Creek Project, 75 mi (121 km) miles north of Anchorage, Alaska. The project is accessed by well-maintained roads that can be used year round. The Willow Creek Project covers the majority of the Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares).

The Willow Creek mining district is notable as the second largest historic lode gold producer in Alaska. Before 1950, the Willow Creek district alone had produced 5% of Alaska’s lode gold. Recorded gold production between 1911 and 1942 (when L-208 closed non-essential mining due to WWII) was 667,000 ounces at a grade of 1.2 oz Au/ton (41.1 g Au/t). Willow Creek gold is reported to be free milling with greater than 80% recovery by gravity alone and recoveries up to 95% reported from gravity and flotation processing.

Historic production from land now controlled by Miranda is estimated, by the Alaska Bureau of Mines at 500,000 ounces of gold, primarily from three nearby workings developed on three faulted segments of the same vein. The central working produced 250,000 ounces at 1.6 oz Au/t (55 g Au/t) from the Hogan stope that measures 1,480 ft (450 m) horizontally and 660 ft (200 m) down the vein on five main levels. Exploration drilling in a confined area by a previous company and subsequent modeling by Miranda and Mine Development Associates substantiates an unmined, up-dip extension of the vein. Previous drilling indicates high-grade intercepts of 2.5 ft (0.76 m) at 2.4 oz Au/t (82 g Au/t) sixty-five feet (20 m) below the Hogan stope. It is likely that significant gold occurs in the vein beyond the level of workings. Miranda thinks that it is possible that additional northeast raking, high-grade ore-shoots could be discovered both up and down-dip of the immediate area of the mines, and that the vein continues to the east and the west in other faulted segments. Limited historic drilling to the east reportedly discovered a blind vein segment with values to 1.6 oz Au/t (55 g Au/t) at 820 ft (250 m) depths, below the depth of any workings in the district. Several other historic mines that produced plus-one ounce gold per ton occur on the property and a few high-grade drill intercepts are reported below the level of mining. Productive veins are commonly blind; undiscovered veins may occur in the district as future exploration targets.

According to Joe Hebert, Miranda’s Vice President of Exploration, “We see tremendous potential in the upside at Willow Creek and as a prospect generator we think high-grade, low-risk projects that can be advanced quickly are attractive to JV partners.”

The vein is narrow but predictable and continuous with simple metallurgy. Past mining was non-selective. Little material was left in the Hogan stope, suggesting minable values of the period were continuously distributed between the high-grade shoots. Miranda feels the potential of the district is comparable to or higher than recorded historic production, if shoots can be developed by extending mineralization in the vein approximately 650 ft above and/or below the historic workings. The style of vein mineralization at Willow Creek is comparable to Mother Lode, California where mineralization can extend to depths greater than ¾ of a mile (1.2km).

Miranda has signed a 20-year lease with AHI for 100% control of the Willow Creek property. Under the terms of the lease, Miranda has made a US$50,000 payment with a final US$100,000 due after a ninety day due diligence period. Thereafter, the lease is subject to annual payments of US$150,000 or, if production is achieved, various net smelter royalties or revenues.

Project Details

At Willow gold is found in low-sulfide mesothermal quartz veins, hosted in a tonalite intrusive associated with an east-west, shallow to moderate north dipping, shear zone. Both vein and shear material can have significant mineralization. Alteration includes clay selvages and more widely dispersed carbonate alteration. The average thickness of the veins is 5ft (1.52m) but stope widths to 24 ft (7.3 m) are reported. Gold is commonly coarse and often visible in high-grade vein material, associated with banded tellurides and sulfide. Very little gold is tied up in sulfides. The central vein can be traced for over 1.2 mi (2 km) and there are approximately 1.2 mi (2 km) of additional veins reportedly on the project.

A previous operator permitted a test mining and bulk sample milling program on the Willow project in 2009 and, according to Miranda’s discussion with local agencies, the scope of permitting has not substantially changed. Since the project is on both private and Alaska state lands exploration and exploitation could proceed rapidly.

Data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle Ltd., Montezuma Mines Inc., Prism Resources Inc., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.